EXHIBIT 1.02
NU SKIN ENTERPRISES, INC.
2013 CONFLICT MINERALS REPORT
June 2, 2014
We prepared this 2013 Conflict Minerals Report ("CMR") pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule"), which was promulgated in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 to impose reporting, disclosure, and other requirements on registrants that manufacture, or contract to manufacture, products that contain columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten ("3TG Minerals") which are necessary to the functionality or production of those products.
Products
We develop and distribute innovative, premium-quality anti-aging personal care products and nutritional supplements under our Nu Skin® and Pharmanex® category brands, respectively. Over the last five years, we have introduced new Pharmanex nutritional supplements and Nu Skin personal care products under our ageLOC® anti-aging brand. We reviewed our products in each of our product categories and determined that 3TG Minerals were only necessary to the functionality or production of our Galvanic Spa® home-use skin care treatment devices, including the ageLOC Edition Galvanic Spa II and ageLOC Galvanic Body Spa, which we contracted to be manufactured for us by a single supplier in 2013.
Due Diligence
We conducted a reasonable country of origin inquiry ("RCOI") on our supply chain in a good faith manner designed to determine whether the 3TG Minerals necessary to the functionality or production of our Galvanic Spa devices originated in the Democratic Republic of the Congo or an adjoining country (collectively, the "Covered Countries") or were from recycled or scrap sources. Our due diligence was designed to conform to the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas ("OECD Framework"), an internationally recognized due diligence framework.
Our due diligence measures included:
•	Establishing a diligence team to oversee and support a supply-chain survey, perform due diligence and provide periodic updates to our management and Board of Directors; and
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Conducting a supply-chain survey through the supplier that manufactures our Galvanic Spa devices using the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative Conflict Minerals Reporting Template.

As of the date of this CMR, we did not have sufficient information from our supplier to verify the country of origin of necessary 3TG Minerals or the facilities used by smelters and refiners in our supplier's supply chain to process necessary 3TG Minerals. This CMR was not subject to an independent private sector audit.
In the next compliance period, we intend to take the following steps:
•	Develop and communicate a policy regarding conflict minerals;
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Work with our supplier to obtain sufficient information to verify the country of origin of necessary 3TG Minerals and the facilities used by smelters and refiners in our supplier's supply chain to process necessary 3TG Minerals; and

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Coordinate with our supplier to consider alternative component sources if a current source is unable to supply components that are free of 3TG Minerals that benefit armed groups in the Covered Countries.